Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

November 21, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett

Brian Cascio

Jessica Ansart

Lauren Nguyen

Re:	Denali SPAC Holdco, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed October 20, 2023 File No. 333-270917

Ladies and Gentlemen:

On behalf of Denali SPAC Holdco, Inc. (the “Company”), we transmit herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 2, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 5, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4, Filed October 20, 2023

Shareholder Proposal No. 1 - The Business Combination Proposal
Projected Financial Information, page 139

1.	We note your response to prior comment 4 and your disclosure on page 140 where you state that “those utilizing the information could add their own risk adjustment for success of FDA approval. Typically, the earlier the product is in the development cycle, the lower the probability of success compared to products that are further along in the development cycle.” Please revise these statements so as to not (i) indirectly disclaim liability for statements in your registration statement and (ii) create any potential implication that because your product candidates are in clinical trials they are more likely to be approved and note the risks involved in assuming all of your product candidates will be approved. Please also revise to address the reliability of the projections related to the later years presented.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 142 and 143.

Shareholder Proposal No. 5 - The Non-Binding Governance Proposals
Proposal No. 5F: Delaware as Exclusive Forum, page 171

2.	We note your response to prior comment 7. On page I-6 you state that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Elsewhere in the registration statement, such as on page 171, you state that the United States District Court for the District of Delaware will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Further, on page 173 you state that “the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, will be the sole and exclusive forum for the types of actions or proceedings under Delaware statutory or common law for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please reconcile these disclosures.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 53, 176 and I-6.

If you have any questions regarding the foregoing or Amendment No. 5, please contact the undersigned at (212) 839-5430.

Sincerely,
/s/ David Ni
David Ni Sidley Austin LLP

cc:	Jiandong (Peter) Xu, Denali SPAC Holdco, Inc. Joshua G. Duclos, Sidley Austin LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP